Cyclo Therapeutics, Inc.

6714 NW 16th Street, Suite B

Gainesville, Florida 32653

November 26, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cyclo Therapeutics, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 Response Dated November 7, 2024 File No. 001-39780

Ladies and Gentlemen:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated November 21, 2024 on both the Form 10-K for fiscal year ended December 31, 2023 of Cyclo Therapeutics, Inc. (“we”, “our”, “Cyclo” or the “Company”) and our response letter dated November 7, 2024 to the SEC’s previous comment letter dated November 5, 2024. We are providing our responses below to each of your numbered comments and in the Form 10-K/A being filed contemporaneously herewith.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business

Overview, page 1

COMMENT 1. We note your response to prior comment 1, in which you state that all references to outcome measures around safety and efficacy will be removed from future SEC filings and, where appropriate, will be replaced with the words "well tolerated", and that the preliminary data section will also be removed going forward. Please amend your Form 10-K accordingly.

RESPONSE 1: We have amended the disclosures in Item 1. Business under the headings “Overview” and “Our Clinical Studies – US Phase I Clinical Study” and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Overview” in our Form 10-K/A accordingly.

COMMENT 2. We note your response to prior comment 2 in which you state that Cyclo did not conduct a Phase II trial in the U.S. and instead relied, with the consent of the FDA, on the data obtained from its Phase I/II trial abroad to support the commencement of its Phase III trial in the U.S. Please amend your Form 10-K to clarify this point.

RESPONSE 2: We have amended the disclosures in Item 1. Business under the heading “Overview” and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the heading “Overview” in our Form 10-K/A accordingly to clarify this point.

Competition, page 8

COMMENT 3. We note your response to prior comment 3 where you indicate that you will include the following statement in future SEC filings: “Cyclo is pioneering the use of cyclodextrins as an active pharmaceutical ingredient (API). While there are multiple suppliers of industrial and excipient grade cyclodextrins, we remain the only company engaged in the development of cyclodextrin therapy to treat disease.” In the same response you indicate that in future SEC filings you will amend your disclosure to clarify that the Japanese pharmaceutical preparations referenced on page 19 contain cyclodextrins as an excipient. Please amend your Form 10-K accordingly.

RESPONSE 3: We have amended the disclosure in Item 1. Business under the headings “Competition” and “Other Cyclodextrin Uses” in our Form 10-K/A accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 35

COMMENT 4. We have read your response to prior comment 4, in which you indicate that sales of cyclodextrin are very volatile and hard to predict, and the decrease in revenue was caused by a reclassification of revenue derived from compassionate sales of Trappsol HPB. Please amend your filing to discuss the reason(s) why your revenue from the sales of Trappsol HPB decreased 24% from fiscal year 2022 to fiscal year 2023 and the reason(s) why Trappsol "other products" decreased 18% from fiscal year 2022 to fiscal year 2023.

RESPONSE 4: Language has been added to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “December 31, 2023 Compared to Year Ended December 31, 2022” of our Form 10-K/A to read as follows: “Our sales of Trappsol® HPB decreased by 24% or $202,000 to approximately $650,000 from approximately $852,000 between fiscal year 2022 and fiscal year 2023 due primarily to a drop in sales from two of the Company’s largest customers. Combined sales of $735,765 in fiscal year 2022 dropped down to combined sales of $533,482 in fiscal year 2023. The Company routinely highlights the reliance on several specific customers that generate a significant portion of our annual revenue. Additionally, $26,366 worth of revenue was reclassified as a contra-expense as it involved a specific product that is sold to a specific customer to support the Company’s Phase 3 clinical trial.

Our sales of other Trappsol® products decreased 18% or $90,000 to approximately $411,000 from approximately $501,000 between fiscal year 2022 and fiscal year 2023 due the volatile nature of cyclodextrin sales to niche markets.  The total number of unique customer sales decreased between the fiscal years and in addition the Company had nine unique customers that generated total sales of between $10,000 and $99,000 in fiscal year 2022 and that number decreased to just five unique customers for 2023 in that same category.”

Controls and Procedures, page 40

COMMENT 5. We have read your response to prior comment 5, in which you indicate your disclosure contained a typographical error by not including the word “not” in both your Form 10-K for the fiscal year ended December 31, 2023 and Form 10-Q for the fiscal quarter ended March 31, 2024, but that the disclosure error was corrected in your Form 10-Q for the fiscal quarter ended June 30, 2024. Please amend your Form 10-K to correct the error.

RESPONSE 5: We have corrected this typographical error by inserting the word “not” in the last line of the second paragraph under the heading “Evaluation of Disclosure Controls and Procedures” in Item 9A “Controls and Procedures” of our Form 10-K/A.

COMMENT 6. We have read your response to prior comment 6. Please amend your filing to disclose the conclusion of the effectiveness of your internal control over financial reporting as of the end of your fiscal period in your Management’s Report on Internal Control over Financial Reporting, in accordance with Item 308(a)(3) of Regulation S-K.

RESPONSE 6: We have added language to the last paragraph under the heading “Management’s Annual Report on Internal Control over Financial Reporting” in Item 9A “Controls and Procedures” of our Form 10-K/A in accordance with Item 308(a)(3) of Regulation S-K.

Should you have any further questions or comments, please do not hesitate to contact me.

Sincerely,

CYCLO THERAPEUTICS, INC.

By:	/s/ Joshua M. Fine

Joshua M. Fine
Chief Financial

Officer

cc: Alison Newman,

Esq.